PEYTO

Energy Trust


05009818

July 14, 2005



Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces Cash Distributions for June 15, 2005"dated June 20, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust

Jennifer Sharp
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

FOR IMMEDIATE RELEASE: JUNE 20, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR JULY 15, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to June 2005 of $0.12 per trust unit is to be paid on July 15, 2005, for unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005.

Peyto currently has 96.9 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

July 14, 2005


RECEIVED
PROCESSING
JUL 18 2005
SECTION
198

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces First Quarter 2005 Results and Fourth Distribution Increase"dated May 11, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust

Jennifer Sharp
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

NEWS RELEASE

MAY 11, 2005 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST ANNOUNCES FIRST QUARTER 2005 RESULTS AND FOURTH DISTRIBUTION INCREASE

CALGARY, ALBERTA – Peyto Energy Trust ("Peyto") is a leader in the exploration and development of natural gas in western Canada. Our core areas are located in Alberta's premier gas exploration area, the Deep Basin. The combination of our solid foundation and our ability to profitably find and develop oil and natural gas reserves makes Peyto a unique energy trust. We are proud to present our operating and financial results for the first quarter of the 2005 fiscal year.



The following summarizes the Trust's foundation.

- Long reserve life - Proved 12.2 years, Proved Plus Probable 17.2 years
- Low operating costs - $1.22/boe, first quarter 2005
- Low base general and administrative costs - $0.06/boe, first quarter 2005
- High netback - $34.42/boe, first quarter 2005
- High operatorship - over 95% of production
- Low cash distribution payout ratio - 46% of first quarter 2005 funds from operations
- Low debt to funds from operations ratio - 1.06 (net debt, before provision for future compensation, divided by annualized first quarter 2005 funds from operations)
- Transparent capital structure - no convertible debentures, no exchangeable shares, no stock options, no warrants

The following summarizes performance highlights for the first quarter of 2005.

- Production growth – first quarter production increased 31% from 16,414 boe/d in 2004 to 21,511 boe/d in 2005
- Per unit production growth - increased 27% per trust unit after adjusting for debt and bonuses
- Per unit funds from operations growth - increased 37% in the first quarter of 2005 compared to the first quarter of 2004
- Capital expenditures – $99 million was spent to find and develop new natural gas reserves
- Cash distributions per unit increased by 40% from the first quarter of 2004 while the payout ratio remained a low 46%. A total of $30 million or $0.63 per unit was distributed to unitholders in the first quarter of 2005.

Effective for the May 2005 production month, cash distributions will be increased from $0.22 per unit to $0.24 per unit payable on June 15, 2005. Production and reserve growth on a per unit basis have now allowed us to increase our cash distributions four times since the conversion to a trust in July 2003.

Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

	3 Months Ended Mar . 31		%
	2005	2004	Change
Operations			
Production			
Natural gas (mcf/d)	**103,043**	78,597	*31%*
Oil & NGLs (bbl/d)	**4,337**	3,315	*31%*
Barrels of oil equivalent (boe/d @ 6:1)	**21,511**	16,414	*31%*
Product prices			
Natural gas ($/mcf)	**7.81**	7.63	*2%*
Oil & NGLs ($/bbl)	**55.52**	39.59	*40%*
Operating expenses ($/boe)	**1.22**	1.08	*13%*
Transportation ($/boe)	**0.68**	0.58	*17%*
Field netback ($/boe)	**35.50**	32.32	*10%*
General & administrative expenses ($/boe)	**0.06**	0.14	*-57%*
Interest expense ($/boe)	**0.97**	0.97	*0%*
Financial ($000, except per unit)			
Revenue	**94,069**	65,751	*43%*
Royalties (net of ARTC)	**21,672**	15,553	*39%*
Funds from operations	**66,636**	46,012	*45%*
Funds from operations per unit	**1.38**	1.01	*37%*
Cash distributions	**30,472**	20,576	*48%*
Cash distributions per unit	**0.63**	0.45	*40%*
Percentage of funds from operations distributed	**46**	45	*2%*
Earnings	**37,431**	24,343	*54%*
Earnings per diluted unit	**0.77**	0.53	*45%*
Capital expenditures	**99,074**	61,187	*62%*
Weighted average trust units outstanding	**48,332,105**	45,721,644	*6%*
As at March 31			
Net debt (before future compensation expense)	**280,959**	198,218	*42%*
Unitholders' equity	**217,728**	121,728	*79%*
Total assets	**675,290**	455,113	*48%*

Funds from operations

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before bonuses, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

	3 Months Ended March 31	
	2005	2004
Earnings	**37,431**	24,343
Items not requiring cash:		
Provision for bonuses	**3,927**	8,525
Future income tax expense	**12,469**	5,116
Depletion, depreciation and accretion	**12,809**	8,028
Funds from operations	**66,636**	46,012

Quarterly Review

In the first quarter, we invested a record amount of capital, $99 million, into finding and developing new gas reserves in our core areas. Drilling and completion costs accounted for $74 million of the total, while facilities and tie-ins accounted for $22 million. Areas with seasonal surface restrictions, like Cutbank and Kakwa, accounted for more than 50% of the capital invested while Sundance with its year round access represented only 35%.

Facility investments during the quarter, in Kakwa and Cutbank, have increased Peyto owned natural gas processing capacity to 155 mmcf/d. As new drilling was brought on production and Peyto owned plant capacity became available, production steadily increased during the quarter to exit at 23,000 boe/d. Operating costs of $1.22 per boe continue to be some of the lowest in the North American energy sector. Strong commodity prices of $7.81 per mcf and $55.52 per barrel, combined with low operating costs resulted in our highest netback in four years. Over the next twelve months, Peyto has committed to the sale of 480,750 barrels of crude oil at an average price of $55.62 per barrel and 23,340,000 gigajoules (GJ) of natural gas at an average price of $7.19 per GJ. Based on the historical heating value of Peyto's natural gas, the price will be $8.42 per mcf, 8% higher than the price realized in the first quarter of 2005.

Activity Update

Peyto has drilled 42 gross (34 net) gas wells so far in 2005. On a net basis this is twice the number of wells we drilled in the same period of 2004. At this time, we have 32 gross (23 net) wells in the queue to be brought on production in the next couple months. Spring break-up will affect access into Kakwa and Cutbank until late summer. Accordingly, for the next few months, drilling will be focused in the Sundance area. Peyto plans to keep 8 drilling rigs active throughout the summer.

Distributions and DRIP

Effective with the May 2005 production month, monthly cash distributions will be increased by 9 percent or $0.02 per unit per month for a total of $0.24 per unit to be distributed on June 15, 2005. Since converting to a trust in July 2003, our unique strategy has now delivered four distribution increases.

Quarter	Average Monthly Distribution per Unit	Average Production (boe/d)	Total Distribution ($000)	Fund from Operations ($000)
Q3 2003	$0.15	14,086	20,428	35,882
Q4 2003	$0.15	15,273	20,428	41,371
Q1 2004	$0.15	16,414	20,576	46,012
Q2 2004	$0.17	18,544	23,320	48,548
Q3 2004	$0.17	19,264	23,320	54,211
Q4 2004	$0.19	20,688	26,443	60,334
Q1 2005	$0.21	21,511	30,472	66,636

On March 2, 2005, Peyto implemented a Distribution Reinvestment Plan ("DRIP"). The DRIP is currently available for all Canadian resident unitholders. Through the DRIP, Peyto will issue trust units from treasury at the 5% discount to satisfy the requirements of the DRIP, until it discloses otherwise. Details of the DRIP were mailed out to unitholders with the annual report. If you did not receive this information your broker

has decided, on your behalf, not to forward the material for your review. Details of the DRIP are also available on Peyto's website www.peyto.com.

Outlook

Our current Vice-President of Exploration, Roberto Bosdachin, will be retiring effective May 31, 2005. Mr. Bosdachin will continue his association with Peyto and, in this regard, has been nominated to be a member of the board of directors of Peyto. Directors will be elected at Peyto's annual and special meeting of unitholders to be held on May 17, 2005. On behalf of the directors, staff and unitholders of Peyto we would like to thank Mr. Bosdachin for his contribution to the success of Peyto and wish him the best in his retirement.

Effective June 1, 2005, Mr. Ken Veres, Peyto's current Manager of Exploration, will be appointed Vice-President, Exploration. Ken will be Peyto's third Vice President of Exploration. Ken brings extensive exploration and management skills that will complement Peyto's growing exploration team.

Capital expenditures for 2005 are on track to be between $260 million and $300 million. This represents a 30% increase over 2004. As with all of our previous years, the majority of our 2005 capital program will involve drilling, completion and tie-in of lower risk development gas wells adjacent to existing infrastructure in Peyto's core areas. These expenditures will be funded with a combination of funds from operations, working capital, equity and bank lines.

Our performance combined with the foundation we have built clearly indicates that our business strategy works. If you are interested in learning more about our business and willing to invest some of your time to understand Peyto's past and future, we suggest that you visit the Peyto website at www.peyto.com where you will find a current presentation, financial and historical news releases and an updated insider trading summary.

Conference Call and Webcast

A conference call will be held with the senior management of Peyto Energy Trust to answer questions with respect to the 2005 first quarter results on Thursday, May 12, 2005 at 9:00 a.m. Mountain Standard Time (M.S.T.), 11:00 a.m. Eastern Standard Time (E.S.T.). In order to participate, please call 1-800-257-6607. The conference call will also be available on replay by calling 1-416-640-1917 (for parties in the Toronto area) or 1-877-289-8525 for all other parties, using passcode 21124056 followed by the pound key. The replay will be available at 11:00 a.m. M.S.T., 1:00 p.m. E.S.T. Thursday, May 12, 2005 until midnight E.S.T. on Thursday, May 19, 2005. The conference call can also be accessed through the internet at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1128160 for the English version or http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1128160 for the French version. The webcast will be archived at by 1:00 p.m. E.S.T. on May 12, 2005 and will be available for 30 days at this same link.

Annual and Special Meeting

The Trust's Annual and Special Meeting of Unitholders is scheduled for 2:30 p.m. on Tuesday, May 17, 2005 at the Telus Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta.

Don T. Gray
President and Chief Executive Officer
May 11, 2005

Certain information set forth in this document and Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that

Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2005 and the audited consolidated financial statements of Peyto Energy Trust ("Peyto") for the year ended December 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Trust was created by way of a Plan of Arrangement effective July 1, 2003 which reorganized Peyto Exploration & Development Corp. ("PEDC") from a corporate entity into a trust. Accordingly, the consolidated financial statements were reported on a continuity of interests basis. As such, comparative figures for the periods prior to July 1, 2003 are the financial results of PEDC. This discussion provides management's analysis of Peyto's historical financial and operating results and provides estimates of Peyto's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of May 10, 2005. Additional information about Peyto, including the most recently filed annual information form is available at www.sedar.com.

Certain information set forth in this Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before bonuses, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Recently, proposed new legislation to restrict foreign ownership was issued in draft form by the Department of Finance and has prompted all trusts, including Peyto, to review their capital structures. To the best of our knowledge, Peyto's foreign ownership level currently stands at approximately 24 percent, well below the level that would jeopardize Peyto's status as a mutual fund trust under this proposed legislation. A few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 percent and therefore retaining their status as a mutual fund trust. Peyto is an active supporter of the efforts of the Canadian Association of Income Funds (CAIF) which is attempting to have the Department of Finance reconsider components of the proposed legislation. The Department of Finance has subsequently announced that they are taking more time to consider the proposed

legislation. The Trust will continue to monitor these developments and if it is deemed appropriate, propose an amendment to its capital structure.

OVERVIEW

Peyto is a Canadian energy trust involved in the development and production of natural gas in Alberta's deep basin. As at December 31, 2004, we had total proved plus probable reserves of 129.5 million barrels of oil equivalent with a reserve life of 17.2 years as evaluated by our independent petroleum engineers. Our production is weighted as to approximately 80% natural gas and 20% natural gas liquids and oil.

The Peyto model is designed to deliver growth in its assets, production and income, all on a per unit basis. The model is built around three key principles:

- Using our technical expertise to achieve the best return on capital employed, through the development of internally generated drilling projects.
- A low payout ratio designed to efficiently fund our growing inventory of drilling projects.
- Having an asset base which is made up of high quality long life natural gas reserves.

Operating results over the last six years indicate that we have successfully implemented these principles. Our business model makes Peyto a truly unique energy trust.

QUARTERLY FINANCIAL INFORMATION

	2005	2004				2003		
($000 except per unit amounts)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue (before royalties)	**72,397**	87,127	74,866	72,757	65,751	56,589	52,365	53,307
Funds from operations	**66,636**	60,334	54,211	48,548	46,012	41,371	35,882	36,791
Per unit – basic	**1.38**	1.30	1.19	1.06	1.01	0.91	0.79	0.85
Per unit – diluted	**1.38**	1.30	1.19	1.06	1.01	0.91	0.79	0.80
Earnings (loss)	**37,431**	(2,558)	21,650	30,347	24,343	6,203	25,445	(1,600)
Per unit – basic	**0.77**	(0.06)	0.47	0.66	0.53	0.14	0.56	(0.04)
Per unit – diluted	**0.77**	(0.06)	0.47	0.66	0.53	0.14	0.56	(0.04)

RESULTS OF OPERATIONS

Production

	Three Months ended March 31	
	2005	2004
Natural gas (mmcf/d)	**103.0**	78.6
Oil & natural gas liquids (bbl/d)	**4,337**	3,315
Barrels of oil equivalent (boe/d)	**21,511**	16,414

Natural gas production averaged 103.0 mmcf/d in the first quarter of 2005, 31 percent higher than the 78.6 mmcf/d reported for the same period in 2004. Oil and natural gas liquids production averaged 4,337 bbl/d, an increase of 31 percent from 3,315 bbl/d reported in the prior year. First quarter production increased 31 percent from 16,414 boe/d to 21,511 boe/d. The production increases are directly attributable to Peyto's ongoing drilling program.

Commodity Prices

	Three Months ended March 31	
	2005	2004
Natural gas ($/mcf)	**7.59**	7.02
Hedging – gas ($/mcf)	**0.22**	0.61
Natural gas – after hedging ($/mcf)	**7.81**	7.63
Oil and natural gas liquids($/bbl)	**57.82**	39.86
Hedging – oil ($/bbl)	**(2.30)**	(0.27)
Oil and natural gas liquids – after hedging ($/bbl)	**55.52**	39.59
Total Hedging ($/boe)	**0.73**	2.86

Our natural gas price before hedging averaged $7.59/mcf during the first quarter of 2005, an increase of 8 percent from $7.02/mcf reported for the equivalent period in 2004. Oil and natural gas liquids prices averaged $57.82/bbl up 45 percent from $39.86/bbl a year earlier. Hedging activity for the first quarter of 2005 accounted for $0.73/boe of Peyto's price achieved. Expectations are for commodity prices to remain strong relative to historical pricing.

Revenue

	Three Months ended March 31	
($000)	**2005**	2004
Natural gas	**70,421**	49,642
Oil and natural gas liquids	**22,567**	11,891
Hedging gain	**1,081**	4,218
Total revenue	**94,069**	65,751

For the three months ended March 31, 2005, gross revenue increased 43 percent to $94.1 million from $65.8 million for the same period in 2004. The increase in revenue for the period was primarily a result of increased production volumes as detailed in the following table:

	Three Months ended March 31			
	2005	2004	Change	**$million**
Natural gas				
Volume (mcf/d)	103,043	78,597	24,446	
Volume (mcf)	9,273,882	7,073,772	2,200,110	**16.8**
Price ($/mcf)	$7.81	$7.63	$0.18	**1.7**
Oil & NGL				
Volume (bbl/d)	4,337	3,315	1,022	
Volume (bbl)	390,300	298,325	91,975	**3.6**
Price ($/bbl)	$55.52	$39.59	$15.93	**6.2**
Total revenue ($million)	94.1	65.8	28.3	**28.3**

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government of Alberta. Alberta gas crown royalties are invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.

	Three Months ended March 31	
	2005	2004
Royalties, net of ARTC ($000)	**21,672**	15,553
% of sales	**23.2**	23.8
$/boe	**11.19**	10.53

For the first quarter of 2005, royalties averaged $11.19/boe or approximately 23 percent of Peyto's total petroleum and natural gas sales. The royalty rate expressed as a percentage of sales, will fluctuate from period to period due to the fact that the Alberta Reference Price can differ significantly from the commodity prices obtained by the Trust.

Operating Costs & Transportation

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party gas reduces operating expenses.

	Three Months ended March 31	
	2005	2004
Operating costs ($000)		
Field expenses	**3,825**	2,700
Processing and gathering income	**(1,462)**	(1,106)
Total operating costs	**2,363**	1,594
$/boe	**1.22**	1.08
Transportation	**1,316**	854
$/boe	**0.68**	0.58

Operating costs were $2.4 million in the first quarter compared to $1.6 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $1.22/boe in the first quarter of 2005 compared to $1.08/boe for the first quarter of 2004.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. The primary factors that produce Peyto's strong netbacks are a low cost structure and the high heat content of our natural gas that results in higher commodity prices.

	Three Months ended March 31	
($/boe)	**2005**	2004
Sale Price	**48.59**	44.51
Less:		
Royalties	**11.19**	10.53
Operating costs	**1.22**	1.08
Transportation	**0.68**	0.58
Operating netback	**35.50**	32.32
General and administrative	**0.06**	0.14
Interest on long-term debt	**0.97**	0.97
Capital tax	**0.05**	0.06
Cash netback	**34.42**	31.15

General and Administrative Expenses

	Three Months ended March 31	
	2005	2004
G&A expenses ($000)	**1,411**	948
Overhead recoveries	**(1,300)**	(742)
Net G&A expenses	**111**	206
$/boe	**0.06**	0.14

General and administrative expenses before overhead recoveries increased to $1.4 million in the first quarter of 2005, as compared to $0.9 million for the same period in 2004 primarily due to staffing increases required to manage our active drilling program and increasing property base. Net of overhead recoveries associated with our capital expenditures program, general and administrative costs decreased to $0.06 per boe from $0.14 per boe in 2004.

Interest Expense

	Three Months ended March 31	
	2005	2004
Interest expense ($000)	**1,871**	1,437
$/boe	**0.97**	0.97

First quarter 2005 interest expense was $1.9 million or $0.97/boe compared to $1.4 million or $0.97/boe a year earlier. During 2005, average debt levels have increased to partially fund Peyto's capital expenditures program. Interest rates continue to be favourable and are not expected to increase substantially in the short-term.

Depletion, Depreciation and Accretion

The first quarter 2005 provision for depletion, depreciation and accretion totaled $12.8 million as compared to $8.0 million for the same period in 2004. On a unit-of-production basis, depletion, depreciation and accretion costs averaged $6.62/boe as compared to $5.43/boe in 2004. Increases or decreases in the depletion rate on a unit-of-production basis are influenced by the reserves added through Peyto's drilling program.

Income Taxes

The current provision for future income tax increased to $12.5 million for the first quarter of 2005 from $5.3 million in 2004. The change is primarily due to increased profitability resulting from higher production volumes.

HEDGING

Commodity Price Risk Management

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counter-parties for the purpose of protecting a portion of its future revenues from the volatility of oil and natural gas prices. During the first quarter of 2005, we recorded a hedging gain of $1.1 million as compared to $4.2 million in the first quarter of 2004. A summary of contracts outstanding in respect of the hedging activities are as follows:

Crude Oil Period Hedged	Type	Daily Volume	Price (CAD)
April 1 to June 30, 2005	Fixed price	500 bbl	$48.85/bbl
April 1 to June 30, 2005	Fixed price	200 bbl	$49.25/bbl
April 1 to June 30, 2005	Fixed price	200 bbl	$51.85/bbl
April 1 to June 30, 2005	Fixed price	300 bbl	$57.35/bbl
April 1 to June 30, 2005	Fixed price	200 bbl	$63.70/bbl
July 1 to September 30, 2005	Fixed price	250 bbl	$54.08/bbl
July 1 to September 30, 2005	Fixed price	350 bbl	$56.08/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$59.02/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$53.12/bbl
July 1 to September 30, 2005	Fixed price	100 bbl	$54.35/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$62.22/bbl
October 1 to December 31, 2005	Fixed price	300 bbl	$54.35/bbl
October 1 to December 31, 2005	Fixed price	250 bbl	$57.52/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$52.07/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$53.15/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$55.20/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$60.50/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$53.85/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$54.58/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$57.65/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$58.90/bbl

Natural Gas Period Hedged	Type	Daily Volume	Price (CAD)
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.71/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.45/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.55/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.00/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.27/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.42/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.65/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.90/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.01/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.11/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$8.72/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.40/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.60/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.80/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.91/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.01/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.01/GJ

Commodity Price Sensitivity

Our low operating costs, low distribution ratio and long reserve life reduce our sensitivity to changes in commodity prices.

Currency Risk Management

The Trust is exposed to fluctuations in the Canadian/US dollar exchange ratio since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars. Currently we have not entered into any agreements to manage this specific risk.

Interest Rate Risk Management

The Trust is exposed to interest rate risk in relation to interest expense on its revolving demand facility. Currently we have not entered into any agreements to manage this risk. At March 31, 2005, the increase or decrease in earnings for each 100 bps change in interest rate paid on the outstanding revolving demand loan amounts to approximately $2.1 million per annum.

LIQUIDITY AND CAPITAL RESOURCES

Funds from Operations

	Three Months ended March 31	
($000)	**2005**	2004
Earnings	**37,431**	24,343
Items not requiring cash:		
Provision for bonuses	**3,927**	8,525
Future income tax expense	**12,469**	5,116
Depletion, depreciation & accretion	**12,809**	8,028
Funds from operations	**66,636**	46,012

For the quarter ended March 31, 2005, funds from operations totaled $66.6 million or $1.38 per unit, representing a 45 percent increase from the $46.0 million, or $1.01 per diluted unit during the same period in 2004. Peyto's policy is to distribute approximately 50% of funds from operations to unitholders while retaining the balance to fund its growth oriented capital expenditures program. Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our funds from operations and capital expenditure budget. Accordingly, we assess results throughout the year and revise our operational plans as necessary to reflect the most current information.

Our revenues will be impacted by drilling success and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $300 million including a $280 million revolving facility and a $20 million operating facility. Available borrowings are limited by a borrowing base, which is based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a one year and one day non-revolving term loan. The loan has therefore been classified as long-term on the balance sheet. Subsequent to March 31, the Trust's banking syndicate has agreed to increase the credit facilities to $350 million.

At March 31, 2005, $210 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At March 31, 2005, we had a working capital deficit of $96.9 million.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds, if any, from equity issued will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our 2005 capital expenditures will be between $260 and $300 million. In 2005, almost all of Peyto's capital expenditures are discretionary focused on exploration, development and acquisition activity. The majority of these expenditures will be employed to drill, complete and tie-in natural gas wells adjacent to Peyto's existing infrastructure. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Capital

As at March 31, 2005, 48.4 million trust units were outstanding.

Peyto implemented a Distribution Reinvestment Plan ("DRIP") effective with the March 2005 distribution whereby eligible unitholders may elect to reinvest their monthly cash distributions in additional trust units at a 5% discount to market price. On April 15, 2005 10,110 trust units were issued at a price of $48.49 per trust unit pursuant to the DRIP. As at May 10, 2005, 48.4 million trust units were outstanding.

Authorized: Unlimited number of voting trust units
Issued and Outstanding:

Trust Units (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Balance, March 31, 2005	48,395,272	170,436,391

Market & Reserves Based Bonuses

The Trust awards bonuses to employees and key consultants. The bonus structure is comprised of market and reserves based components.

Under the reserves based component, the bonus pool, on an annual basis, will be initially comprised of 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price at December 31 of the current year and a discount rate of 8%. The independent reserves evaluation for 2005 will be completed in January 2006. A quarterly provision for the reserves based bonus is based on internally estimated proved producing reserves additions using 2005 forecast commodity prices adjusted for changes in debt, equity and distributions. A provision for compensation expense of $479,000 was recorded for the first quarter of 2005.

Under the market based component, rights with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time is not to exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. The bonus is calculated as the number of vested rights multiplied by the total of the market appreciation (over the price at the date of grant) and associated distributions of a trust unit for that period. A tax factor of 1.333 is then applied to determine the amount of the bonus to be paid.

Based on the five day weighted average trading price of the trust units for the period ended March 31, 2005, compensation costs related to 2.0 million non-vested rights, with an average grant price of $29.62, total $59.0 million. The Trust records a non-cash provision for future compensation expense over the life of the rights. The cumulative provision totals $31.9 million of which $3.4 million was recorded in the first quarter of 2005.

Capital Expenditures

Net capital expenditures for the first quarter of 2005 totaled $99.1 million. Exploration and development related activity represented $76.9 million or 78% of the total, while expenditures on facilities, gathering systems and equipment totaled $22.2 million or 22% of the total. The following table summarizes capital expenditures for the year.

	Three Months ended March 31	
($000)	**2005**	2004
Land	**2,377**	483
Seismic	**994**	978
Drilling – Exploratory & Development	**73,526**	35,749
Production Equipment, Facilities & Pipelines	**22,184**	20,914
Acquisitions & Dispositions	**-**	3,050
Office Equipment	**(7)**	13
Total capital expenditures	**99,074**	61,187

Cash Distributions

	Three Months ended March 31	
	2005	2004
Funds from operations ($000)	**66,636**	46,012
Distributions ($000)	**30,472**	20,576
Distributions per unit ($)	**0.63**	0.45
Payout ratio (%)	**46**	45

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. For Canadian income tax purposes distributions made are considered a combination of income and return of capital. The portion that is return of capital reduces the adjusted cost base of the units.

Contractual Obligations

The Trust is committed to payments under operating leases for office space as follows:

	$
2005	313,343
2006	363,780
2007	363,780
	1,040,903

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts as discussed further in the Hedging section.

RELATED PARTY TRANSACTIONS

A director of the Trust is a partner of a law firm that provides legal services to the Trust. The fees charged are based on standard rates and time spent on matters pertaining to the Trust and its subsidiaries. For the first quarter of 2005, the accrued legal fees totaled $80,000.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Peyto units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential Unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

During the first quarter of 2005, the Trust paid distributions to the unitholders in the amount of $30.5 million in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit
January 2005	January 31, 2005	February 15, 2005	$0.19
February 2005	February 28, 2005	March 15, 2005	$0.22
March 2005	March 31, 2005	April 15, 2005	$0.22

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

RISK MANAGEMENT

Investors who purchase our units are participating in the net funds from operations from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the funds from operations paid to investors and the value of the units are subject to numerous risks inherent in the oil and natural gas industry.

Our expected funds from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Peyto has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access, in certain cases, to the upside price movements.

Although our focus is on our internally generated drilling programs, any acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on our team and perform appropriate levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; if appropriate, re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to attempt to ensure accretive results to the unitholders.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

The value of our Trust units is based on among other things, the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. The reserves committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are, to the best of our knowledge,

in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to maintain substantial rates of growth, we must continue reinvesting in, drilling for or acquiring petroleum and natural gas. Our capital expenditure program is funded primarily through funds from operations, debt and when appropriate, through the issuance of equity.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent to the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is an analytical process of estimating underground accumulations of oil and natural gas that can be difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties as well as the calculation of the reserves based bonus. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2004 were audited by independent petroleum engineers Paddock Lindstrom & Associates Ltd. Paddock has been evaluating reserves in this area and for Peyto for 6 consecutive years.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Full Cost Accounting Ceiling Test

The carrying value of property, plant and equipment is reviewed at least annually for impairment. Impairment occurs when the carrying value of the assets is not recoverable by the future undiscounted cash flows. The ceiling test is based on estimates of proved reserves, production rates, estimated future petroleum and natural gas prices and costs and other relevant assumptions. By their nature, these estimates

are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligation

The asset retirement obligation is estimated based on existing laws, contracts or other policies. The fair value of the obligation is based on estimated future costs for abandonment and reclamation discounted at a credit adjusted risk free rate. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated future cash flows. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material.

Future Market Based Bonus

The provision for future market based bonus is estimated based on current market conditions, distribution history and on the assumption that all outstanding rights will be paid out according to the vesting schedule. The conditions at the time of vesting could vary significantly from the current conditions and may have a material effect on the calculation.

Reserves Based Bonus

The reserves based bonus is calculated based on the year end independent reserves evaluation which will be completed in January 2006. A quarterly provision for the reserves based bonus is based on estimated proved producing reserves additions adjusted for changes in debt, equity and distributions. Actual proved producing reserves additions and forecasted commodity prices could vary significantly from those estimated and may have a material effect on the calculation.

Income Taxes

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

CHANGES IN ACCOUNTING POLICIES

None

ADDITIONAL INFORMATION

Additional information relating to Peyto Energy Trust can be found on SEDAR at www.sedar.com and www.peyto.com.

Quarterly information

	2005	2004			
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Natural gas (mcf/d)	**103,043**	97,968	91,782	87,753	78,597
Oil & NGLs (bbl/d)	**4,337**	4,360	3,967	3,918	3,315
Barrels of oil equivalent (boe/d @ 6:1)	**21,511**	20,688	19,264	18,544	16,414
Average product prices					
Natural gas ($/mcf)	**7.81**	7.58	7.00	7.32	7.63
Oil & natural gas liquids ($/bbl)	**55.52**	46.82	43.13	40.06	39.59
Average operating expenses ($/boe)	**1.22**	1.03	1.08	1.04	1.08
Average transportation costs ($/boe)	**0.68**	0.77	0.68	0.74	0.58
Field netback ($/boe)	**35.50**	32.90	31.72	30.14	32.32
General & administrative expense ($/boe)	**0.06**	0.01	0.05	0.30	0.14
Interest expense ($/boe)	**0.97**	1.03	1.03	0.99	0.97
Financial ($000 except per unit)					
Revenue	**94,069**	87,127	74,866	72,757	65,751
Royalties (net of ARTC)	**21,672**	21,103	15,529	18,904	15,553
Funds from operations	**66,636**	60,334	54,211	48,548	46,012
Funds from operations per unit	**1.38**	1.30	1.19	1.06	1.01
Cash distributions	**30,472**	26,443	23,320	23,320	20,576
Cash distributions per unit	**0.63**	0.57	0.51	0.51	0.45
Percentage of funds from operations distributed	**46%**	44%	43%	48%	45%
Earnings	**37,431**	(2,558)	21,650	30,347	24,343
Earnings per diluted unit	**0.77**	(0.06)	0.47	0.66	0.53
Capital expenditures	**99,074**	76,953	55,565	37,067	61,187
Weighted average trust units outstanding	**48,332,105**	46,247,011	45,725,272	45,725,272	45,721,644

Peyto Energy Trust

Consolidated Balance Sheets

(unaudited)

	March 31, 2005 $	December 31, 2004 $
Assets		
Current		
Accounts receivable	**51,139,264**	58,992,005
Due from private placements	**-**	27,080,066
Prepaid expenses and deposits	**6,255,833**	5,262,778
	57,395,097	91,334,849
Property, plant and equipment *(Notes 2 and 3)*	**617,894,967**	531,241,786
	675,290,064	622,576,635
Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	**117,614,491**	124,753,199
Capital taxes payable	**583,081**	483,081
Cash distributions payable	**10,156,765**	9,067,811
Provision for future market and reserves based bonus	**25,951,378**	22,298,937
	154,305,715	156,603,028
Long-term debt *(Note 3)*	**210,000,000**	180,000,000
Provision for future market based bonus	**6,395,695**	6,121,097
Asset retirement obligations	**3,716,902**	3,328,834
Future income taxes	**83,144,001**	70,675,002
	303,256,598	260,124,933
Unitholders' equity		
Unitholders' capital *(Note 4)*	**170,436,391**	138,953,026
Units to be issued	**490,205**	27,052,850
Accumulated earnings	**211,788,866**	174,358,093
Accumulated cash distributions *(Note 5)*	**(164,987,711)**	(134,515,295)
	217,727,751	205,848,674
	675,290,064	622,576,635

See accompanying notes

On behalf of the Board:

(signed) *"Michael MacBean"*
Director

(signed) *"Donald T. Gray"*
Director

Peyto Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

(unaudited)

	Three Months Ended March 31	
	2005	2004
	$	$
Revenue		
Petroleum and natural gas sales, net	**72,396,948**	50,197,396
Expenses		
Operating *(Note 6)*	**2,363,373**	1,594,103
Transportation	**1,316,167**	853,896
General and administrative	**110,643**	205,552
Future market and reserves based bonus provision	**3,927,039**	8,524,801
Interest	**1,870,657**	1,436,533
Depletion, depreciation and accretion *(Note 2)*	**12,809,296**	8,027,654
	22,397,175	20,642,539
Earnings before taxes	**49,999,773**	29,554,857
Taxes		
Future income tax expense	**12,469,000**	5,116,264
Capital tax expense	**100,000**	95,486
	12,569,000	5,211,750
Net earnings for the period	**37,430,773**	24,343,107
Accumulated earnings, beginning of period	**174,358,093**	100,576,459
Accumulated earnings, end of period	**211,788,866**	124,919,566
Earnings per unit *(Note 4)*		
Basic	**0.77**	0.53
Diluted	**0.77**	0.53

See accompanying notes

Peyto Energy Trust

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31	
	2005	2004
	$	$
Cash provided by (used in)		
Operating Activities		
Net earnings for the period	**37,430,773**	24,343,107
Items not requiring cash:		
Future income tax expense	**12,469,000**	5,116,264
Depletion, depreciation and accretion	**12,809,296**	8,027,654
Change in non-cash working capital related to operating activities	**(9,700,436)**	(2,845,541)
	53,008,633	34,641,484
Financing Activities		
Issue of trust units, net of costs	**4,920,720**	-
Distribution payments	**(30,472,416)**	(20,576,412)
Increase in bank debt	**30,000,000**	10,000,000
Change in non-cash working capital related to financing activities	**28,169,020**	9,062,628
	32,617,324	(1,513,784)
Investing Activities		
Additions to property, plant and equipment	**(99,074,410)**	(61,187,403)
Change in non-cash working capital related to investing activities	**13,448,453**	25,417,577
	(85,625,957)	(35,769,826)
Net decrease in cash	**-**	(2,642,126)
Cash, beginning of period	**-**	20,591,218
Cash, end of period	**-**	17,949,092

See accompanying notes

Peyto Energy Trust

Notes to Consolidated Financial Statements

March 31, 2005 and 2004

1. Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements of Peyto Energy Trust (the "Trust") follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the 2004 audited consolidated financial statements.

These financial statements include the accounts of Peyto Energy Trust and its wholly owned subsidiaries, Peyto Exploration & Development Corp. and Peyto Operating Trust.

2. Property, Plant and Equipment

	March 31, 2005	December 31, 2004
	$	$
Property, plant and equipment	**715,823,947**	616,422,327
Accumulated depletion and depreciation	**(97,928,980)**	(85,180,541)
	617,894,967	531,241,786

At March 31, 2005 costs of $28,663,020 (March 31, 2004 - $25,319,789) related to undeveloped land have been excluded from the depletion and depreciation calculation.

3. Long-Term Debt

The Trust has a syndicated $300 million extendible revolving credit facility. The facility is made up of a $20 million working capital sub-tranche and a $280 million production line. The facilities are available on a revolving basis for a period of at least 364 days and upon the term out date may be extended for a further 364 day period at the request of the Trust, subject to approval by the lenders. In the event that the revolving period is not extended, the facility is available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio that range from prime to prime plus 0.75% for debt to cash flow ratios ranging from less than 1:1 to greater than 2.5:1. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. Subsequent to March 31, the Trust's banking syndicate has agreed to increase the credit facilities to $350 million.

4. Unitholders' Capital

Authorized: Unlimited number of voting trust units

Issued and Outstanding

Trust Units (no par value)	**Number of Shares/Units**	**Amount $**
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Balance, March 31, 2005	48,395,272	170,436,391

Units to be Issued

The Trust implemented a Distribution Reinvestment Plan ("DRIP") effective for the March 2005 distribution. The DRIP provides eligible holders of trust units of Peyto the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Peyto. The cash distributions are reinvested at the discretion of Peyto, either by acquiring trust units issued from treasury at a 5% discount to the average market price or by acquiring trust units at prevailing market rates. On April 15, 2005, 10,110 trust units were issued from treasury at a price of $48.49 per trust unit pursuant to the Plan.

Per Unit Amounts

Earnings per unit have been calculated based upon the weighted average number of units outstanding during the period of 48,332,105 (2004 – 45,721,644). There are no dilutive instruments outstanding.

5. Accumulated Cash Distributions

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. During the period, the Trust paid distributions to the unitholders in the aggregate amount of $30.5 million (2004 - $20.6 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit
January 2005	January 31, 2005	February 15, 2005	$0.19
February 2005	February 28, 2005	March 15, 2005	$0.22
March 2005	March 31, 2005	April 15, 2005	$0.22

6. Operating Expenses

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party natural gas reduces operating expenses.

	2005 **$**	2004 $
Field expenses	**3,825,767**	2,700,291
Processing and gathering income	**(1,462,394)**	(1,106,188)
Total operating costs	**2,363,373**	1,594,103

7. Financial Instruments

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counterparties for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of petroleum and natural gas prices. The Trust believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Trust's firm commitment or forecasted transaction and the underlying basis of the instrument correlates highly with the Trust's exposure. A summary of contracts outstanding in respect of the hedging activities at March 31, 2005 is as follows:

Crude Oil **Period Hedged**	**Type**	**Daily Volume**	**Price** **(CAD)**
April 1 to June 30, 2005	Fixed price	500 bbl	$48.85/bbl
April 1 to June 30, 2005	Fixed price	200 bbl	$49.25/bbl
April 1 to June 30, 2005	Fixed price	200 bbl	$51.85/bbl
April 1 to June 30, 2005	Fixed price	300 bbl	$57.35/bbl
April 1 to June 30, 2005	Fixed price	200 bbl	$63.70/bbl
July 1 to September 30, 2005	Fixed price	250 bbl	$54.08/bbl
July 1 to September 30, 2005	Fixed price	350 bbl	$56.08/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$59.02/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$53.12/bbl
July 1 to September 30, 2005	Fixed price	100 bbl	$54.35/bbl
July 1 to September 30, 2005	Fixed price	200 bbl	$62.22/bbl
October 1 to December 31, 2005	Fixed price	300 bbl	$54.35/bbl
October 1 to December 31, 2005	Fixed price	250 bbl	$57.52/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$52.07/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$53.15/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$55.20/bbl
October 1 to December 31, 2005	Fixed price	200 bbl	$60.50/bbl
January 1 to March 31, 2006	Fixed price	300 bbl	$53.85/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$54.58/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$57.65/bbl
January 1 to March 31, 2006	Fixed price	200 bbl	$58.90/bbl

Natural Gas **Period Hedged**	**Type**	**Daily Volume**	**Price** **(CAD)**
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.71/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.45/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.55/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.70/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.00/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.27/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.42/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.65/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.80/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$6.90/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.01/GJ
April 1 to October 31, 2005	Fixed price	5,000 GJ	$7.11/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.40/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.50/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.60/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.70/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.80/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$7.91/GJ
Nov. 1, 2005 to March 31, 2006	Fixed price	5,000 GJ	$8.01/GJ

The Trust has committed to the future sale of 480,750 barrels of crude oil at an average price of $55.62 per barrel and 23,340,000 gigajoules (GJ) of natural gas at an average price of $7.19 per GJ or $8.42 per mcf based on the historical heating value of Peyto's natural gas. These contracts will generate revenue totaling $194.7 million. Based on the market's estimate of the future commodity prices as at March 31, 2005 the fair value of these contracts would be $220.9 million.

Subsequent to March 31, 2005 the Trust entered into the following contracts:

Natural Gas Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
Nov. 1, 2005 to March 31, 2006	Fixed Price	5,000 GJ	$8.72/GJ
April 1 to October 31, 2006	Fixed Price	5,000 GJ	$7.10/GJ

8. Supplemental Cash Flow Information

	2005 **$**	**2004** **$**
Cash interest paid during the year	**1,870,657**	1,436,533
Cash taxes paid during the year	-	33,812

Peyto Exploration & Development Corp. Information

Officers

Don Gray
President and Chief Executive Officer

Roberto Bosdachin
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Scott Robinson
Vice President, Operations

Sandra Brick
Vice President, Finance

Stephen Chetner
Corporate Secretary

Directors

Ian Mottershead
Rick Braund
Don Gray
Brian Craig
Stephen Chetner
John Boyd
Michael MacBean

Auditors
Deloitte & Touche LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
National Bank of Canada
Union Bank of California
Canadian Imperial Bank of Commerce
Royal Bank of Canada

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.261.8976
Web: www.peyto.com

Stock Listing Symbol: PEY.un

Toronto Stock Exchange

PEYTO

Energy Trust

July 14, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces cash distributions for May 13, 2005"dated April 19, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Jennifer Sharp
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

FOR IMMEDIATE RELEASE: APRIL 19, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR MAY 13, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to April 2005 of $0.22 per trust unit is to be paid on May 13, 2005, for unitholders of record on April 29, 2005. The ex-distribution date is April 27, 2005.

Peyto has a Distribution Reinvestment Plan ("DRIP") that provides eligible unitholders the advantage of accumulating additional Peyto trust units, at a 5% discount to market, by reinvesting their cash distributions. Unitholders who wish to participate in the DRIP must send a properly completed enrolment form to Valiant Trust Company no later than five (5) business days prior to a distribution record date.

Detailed information about the DRIP and enrolment forms can be obtained from the Peyto website at www.peyto.com or from Valiant Trust Company at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, Attention: Manager, Income Trusts (403) 233-2801 or facsimile (403) 233-2857.

Currently, Peyto has 48.4 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

July 14, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces Cash Distributions for June 15, 2005"dated May 19, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Jennifer Sharp
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Exemption File No
34773

FOR IMMEDIATE RELEASE: MAY 19, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR JUNE 15, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to May 2005 of $0.12 per trust unit is to be paid on June 15, 2005, for unitholders of record on May 31, 2005. The ex-distribution date is May 27, 2005. The monthly distribution of $0.12 per unit reflects the recently approved 2 for 1 trust unit split as well as the previously announced distribution increase from $0.22 to $0.24 per trust unit on a pre-split basis.

Subsequent to the trust unit split, Peyto will have 96.8 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise